UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Rule 13d-101

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

North American Technologies Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

657193207

(CUSIP Number)

Yolanda Brown

5949 Sherry Lane

Suite 1900

Dallas, TX 75225

(214) 210-5056

with a copy to:

Richard S. Meller Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Heather Kreager Herakles Investments, Inc. 5949 Sherry Lane, Suite 1900 Dallas, Texas 75225 (214) 210-5000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sponsor Investments, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,009

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person OO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Astraea Investment and Management Services Company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 143,132

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 445,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Bancroft, Christopher

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Astraea Investment Management, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 143,132

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 445,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person PN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles A. Sammons 1987 Charitable Remainder Trust No. Two

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,473,470

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,095, 970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.7%

14.	Type of Reporting Person OO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Consolidated Investment Services, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,473,470

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,095,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.7%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Herakles Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,841,542

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,464,042

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,841,542

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jarvie, Charles

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jordan, Michael

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kellogg, David

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Leadbetter, Bruce

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,342

	8.	Shared Voting Power 143,132

	9.	Sole Dispositive Power 67,342

	10.	Shared Dispositive Power 445,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Long, Patrick

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,025

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,025

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Otter, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pasahow, David

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pigott, John

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,750

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pottinger, Paul

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,898

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN, OO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons Distribution Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,631,923

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,631,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,923

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 16,473,470

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 16,095,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,473,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 72.7%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons VPC, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,631,923

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,631,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,923

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person CO

CUSIP No. 657193207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Siang, Goh Yong

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person IN

INTRODUCTION

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 429 Memory Lane, Marshall, Texas 75672 (the “Company”).  This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Company on July 22, 2005, as amended by Amendment Nos. 1 through 4, respectively, filed by the Reporting Persons on August 9, 2005, January 24, 2006, May 3, 2007, and September 19, 2007, respectively (as so amended, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein.  Only those items amended are reported herein.

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is amended and supplemented as follows:

Elaine D. Sammons passed away on January 14, 2009.  At the time of her death, Ms. Sammons was the co-trustee of the Sammons Trust.  On January 14, 2009, David E. Sams, Jr. was designated to replace Ms. Sammons as co-trustee of the Sammons Trust in accordance with the applicable trust instruments.  The Sammons Trust is now controlled by David E. Sams, Jr.  and Robert W. Korba who serve as co-trustees.  David E. Sams, Jr. is a United States citizen whose business address is the same as the Sammons Trust.  David E. Sams, Jr.’s principal occupation is a business consultant.

During the last five years, David E. Sams, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

Herakles acquired shares of Common Stock from the Company as interest payments pursuant to the terms of the Company’s 8% Convertible Debentures due July 31, 2010.  The table below sets forth the applicable dates and amount of shares of Common Stock acquired by Herakles:

Date	Number of Shares Acquired
October 1, 2007	11,895
January 1, 2008	64,303
April 1, 2008	63,604
July 1, 2008	63,604
October 1, 2008	64,303
January 1, 2009	102,884
April 1, 2009	234,844
July 1, 2009	131,919

On April 3, 2009, Herakles acquired an additional 2,058,893 shares of Common Stock in a pro-rata distribution from Sponsor.

Opus acquired shares of Common Stock from the Company as interest payments pursuant to the terms of the Construction Loan Agreement (as defined below).  The table below sets forth the applicable dates and amount of shares of Common Stock acquired by Opus:

Date	Number of Shares Acquired
October 1, 2007	120,009
January 1, 2008	449,712
April 1, 2008	215,411
July 1, 2008	302,100

On April 3, 2009, all shares held by Opus, including shares of Common Stock acquired as interest payments pursuant to the terms of the Construction Loan Agreement, were distributed on a pro-rata basis to Sammons VPC and Bruce Leadbetter.  After completion of this distribution, Opus does not have beneficial ownership of any shares of Common Stock.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

On July 2, 2009, Opus granted a limited waiver (the “Limited Waiver”) to permit TieTek LLC, a wholly owned subsidiary of the Company, to temporarily defer until July 31, 2009 its obligation to pay interest to Opus under the Construction Loan Agreement, dated February 5, 2004, as amended from time to time (as amended, the “Construction Loan Agreement”).  See Item 6 of Amendment No. 5 to the Schedule 13D for a description of the Limited Waiver.

The Company recently initiated discussions with Sammons regarding potential funding alternatives for the Company in light of the Company’s existing debt becoming due in the next 12 months and the Company’s working capital and capital expenditure needs.  Sammons is considering these potential funding alternatives and has advised the Company that it would respond in due course.  Sammons has also advised the Company that Sammons desires to engage in substantive discussions with the Company, the board of directors and/or the stockholders and other persons regarding the Company’s business, financial condition, results of operations and capital structure.  Sammons believes that, given the Company’s current business, financial condition and results of operations, the Company may be better positioned to execute the Company’s business plan as a private company.  Representatives of Sammons indicated that, although Sammons had not yet developed any specific proposal, Sammons expected to review and evaluate one or more possible transactions in which Sammons would acquire all of the equity interests in the Company not currently beneficially owned by Sammons and cause the Company to cease to be a public company for SEC reporting purposes (a “Possible Transaction”).  A Possible Transaction could be structured as a tender offer, merger or recapitalization or, if necessary, a financial restructuring.  Representatives of Sammons also indicated that Sammons would be willing to consider and evaluate other alternative transactions that might be proposed by the Company, the board of directors and/or the stockholders and other persons, but that Sammons is not considering selling, or disposing of in any other way, its interests in the Company.  Sammons anticipates that the board of directors of the Company would form a special committee of independent directors to evaluate and respond to any proposals submitted by Sammons.

Sammons is continuing to review and evaluate Possible Transactions, and has not made any specific proposal to the Company.  Sammons may never make a specific proposal, and there can be no assurance as to whether or, if so, when any specific proposal may be made, or as to the terms or conditions of any such specific proposal.  As part of its review and evaluation process, Sammons has sought, and may in the future seek, the views of, hold active discussions with and respond to inquiries from members of the board of directors, special committee, officers or representatives of the Company and other persons regarding Possible Transactions, and explore the interest of stockholders and other persons in participating in Possible Transactions.  Sammons may conduct investigations and, if warranted by its review and evaluation, make and negotiate proposals to and with the Company, its board of directors and special committee and/or stockholders and other persons concerning Possible Transactions, and may enter into agreements with the Company and/or stockholders and other persons in connection with those negotiations and proposals, including confidentiality and/or other agreements.  Sammons may also determine to acquire additional securities of the Company, through open market purchases, privately negotiated acquisitions or otherwise. Notwithstanding anything contained herein, Sammons specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are amended and restated in their entirety as follows:

As of the date hereof, the Reporting Persons beneficially own an aggregate of 16,688,969 shares of Common Stock, representing approximately 72.4% of the outstanding shares of Common Stock, based upon 11,547,863 shares of Common Stock reported by the Company to be outstanding as of June 30, 2009 and an additional 11,497,985 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days after the date hereof upon the conversion or exercise of securities convertible into or exercisable for shares of Common Stock.

As of the date hereof, Sponsor beneficially owns 2,208,009 shares of Common Stock.  Such amount represents 19.1% of the outstanding shares of Common Stock.  Pursuant to the Voting Agreement, Sponsor does not have the power to dispose of the shares of Common Stock it beneficially owns, but exercises voting power over such shares with respect to all matters.  By virtue of the relationships described in Item 2, the Sammons Trust may be deemed to indirectly control Sponsor due to the Sammons Trusts’ direct or indirect ownership of Sammons, CISI, and Herakles; however, Herakles, CISI, Sammons, and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sponsor has beneficial ownership.

As of the date hereof, Herakles directly owns Series CC Convertible Preferred Stock convertible into 1,671,528 shares of Common Stock, warrants to purchase Series CC Convertible Preferred Stock convertible into 158,981 shares of Common Stock, warrants to purchase 6,144,744 shares of Common Stock, and 8% Convertible Debentures due July 31, 2010 that are convertible into 3,145,232 shares of Common Stock.  As the managing member of Sponsor, Herakles controls Sponsor’s power to vote the shares of Common Stock that Sponsor beneficially owns. Therefore, Herakles may be deemed to beneficially own 2,208,009 shares of Common Stock beneficially owned by Sponsor.  Herakles’ aggregate beneficial ownership of 14,841,542 shares of Common Stock represents 65.5% of the outstanding shares of Common Stock. By virtue of the relationships described in Item 2, the Sammons Trust may be deemed to indirectly control Herakles due to the Sammons Trusts’ direct or indirect ownership of Sammons and CISI and thereby each may be deemed to have indirect beneficial ownership over the shares beneficially owned by Herakles; however, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Herakles has beneficial ownership.

As of the date hereof, CISI may be deemed to beneficially own 16,473,470 shares of Common Stock. CISI is the sole stockholder of Herakles, Otter and Sammons Distribution and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Herakles, Otter and Sammons Distribution, as well as Sammons Distribution’s wholly owned subsidiary Sammons VPC. As described in this Schedule 13D, Herakles may be deemed to beneficially own 14,841,542 shares of Common Stock; Otter directly owns 5 shares of Common Stock; and Sammons Distribution may be deemed to beneficially own 1,631,923 shares of Common Stock. CISI’s aggregate beneficial ownership of 16,473,470 shares of Common Stock represents 72.7% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by CISI; however Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which CISI has beneficial ownership.

As of the date hereof, Sammons may be deemed to beneficially own 16,473,470 shares of Common Stock. Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by CISI. As described in this Schedule 13D, CISI may be deemed to beneficially own 16,473,470 shares of Common Stock. Sammons’ aggregate beneficial ownership of 16,473,470 shares of Common Stock represents 72.7% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons; however the Sammons Trust disclaims beneficial ownership of the shares of Common Stock to which Sammons has beneficial ownership.

As of the date hereof, the Sammons Trust may be deemed to beneficially own 16,473,470 shares of Common Stock. The Sammons Trust is the controlling stockholder of Sammons and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Sammons. As described in this

Schedule 13D, Sammons beneficially owns 16,473,470 shares of Common Stock. The Sammons Trust’s aggregate beneficial ownership of 16,473,470 shares of Common Stock represents 72.7% of the outstanding shares of Common Stock.

As of the date hereof, Opus does not have beneficial ownership of any shares of Common Stock.

As of the date hereof, Sammons VPC has direct ownership of 1,631,923 shares of Common Stock. Sammons VPC’s beneficial ownership of 1,631,923 shares of Common Stock represents 14.1% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, CISI, Sammons Distribution, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons VPC; however each of CISI, Sammons Distribution, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sammons VPC has beneficial ownership.

As of the date hereof, Sammons Distribution beneficially owns 1,631,923 shares of Common Stock. Sammons Distribution is the sole stockholder of Sammons VPC and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Sammons VPC. As described in this Schedule 13D, Sammons VPC beneficially owns 1,631,923 shares of Common Stock. Sammons Distribution’s beneficial ownership of 1,631,923 shares of Common Stock represents 14.1% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, CISI, Sammons and the Sammons Trust may be deemed to have indirect beneficial ownership over the shares beneficially owned by Sammons Distribution; however each of CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock to which Sammons Distribution has beneficial ownership.

As of the date hereof, Astraea directly owns 143,132 shares of Common Stock, as well as Series CC Convertible Preferred Stock convertible into 249,491 shares of Common Stock, and warrants to purchase Series CC Convertible Preferred Stock convertible into 53,009 shares of Common Stock. Astraea’s aggregate ownership of approximately 445,632 shares of Common Stock represents 3.8% of the outstanding shares of the Common Stock. Astraea has shared dispositive power over these shares of Common Stock with AIMSC and Mr. Leadbetter. Astraea does not have any voting power over Common Stock that is subject to the Voting Agreement, which grants an irrevocable proxy to Sponsor. By virtue of the relationships described in Item 2, AIMSC and Mr. Leadbetter may be deemed to have indirect beneficial ownership of Astraea’s shares; however, AIMSC and Mr. Leadbetter disclaim beneficial ownership of the shares of Common Stock beneficially owned by Astraea.

As of the date hereof, AIMSC beneficially owns 445,632 shares of Common Stock. AIMSC is the general partner of Astraea and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by Astraea.  AIMSC’s aggregate beneficial ownership of 445,632 shares of Common Stock represents 3.8% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2, Mr. Leadbetter may be deemed to have indirect beneficial ownership over the shares beneficially owned by AIMSC; however, Mr. Leadbetter disclaims beneficial ownership of the shares of Common Stock to which AIMSC has beneficial ownership.

As of the date hereof, Bruce Leadbetter has direct ownership of 67,342 shares of Common Stock.  Mr. Leadbetter also beneficially owns 445,632 shares of Common Stock.  Mr. Leadbetter is the sole stockholder of AIMSC and may be deemed to share voting and dispositive power with respect to the Common Stock beneficially owned by AIMSC.  Mr. Leadbetter’s aggregate ownership of 512,974 shares of Common Stock represents 4.3% of the outstanding shares of the Common Stock.

As of the date hereof, Pat Long directly owns 5,025 shares of Common Stock, as well as Series CC Convertible Preferred Stock convertible into 30,000 shares of Common Stock. Mr. Long’s aggregate beneficial ownership of 35,025 shares of Common Stock represents less than 1% of the outstanding shares of the Common Stock. Mr. Long has sole dispositive power over these shares of Common Stock. Mr. Long does not have any voting power over the 30,000 shares of Common Stock that are subject to the Voting Agreement, which grants an irrevocable proxy to Sponsor, but has sole voting power over the 5,025 shares of Common Stock he holds directly.

As of the date hereof, David Kellogg beneficially owns Series CC Convertible Preferred Stock convertible into 926 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock.  Mr.

Kellogg has sole dispositive power over these shares of Common Stock.  Mr. Kellogg does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, Paul Pottinger beneficially owns Series CC Convertible Preferred Stock convertible into 1,898 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Pottinger has sole dispositive power over these shares of Common Stock. Mr. Pottinger does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, Christopher Bancroft beneficially owns Series CC Convertible Preferred Stock convertible into 7,500 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Bancroft has sole dispositive power over these shares of Common Stock. Mr. Bancroft does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, Michael Jordan beneficially owns Series CC Convertible Preferred Stock convertible into 7,500 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Jordan has sole dispositive power over these shares of Common Stock. Mr. Jordan does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, John M. Pigott beneficially owns Series CC Convertible Preferred Stock convertible into 3,750 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Pigott has sole dispositive power over these shares of Common Stock. Mr. Pigott does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, General Goh Yong Siang beneficially owns Series CC Convertible Preferred Stock convertible into 15,000 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. General Goh has sole dispositive power over these shares of Common Stock. General Goh does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, Charles Jarvie beneficially owns Series CC Convertible Preferred Stock convertible into 7,500 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Jarvie has sole dispositive power over these shares of Common Stock. Mr. Jarvie does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

As of the date hereof, David Pasahow beneficially owns Series CC Convertible Preferred Stock convertible into 926 shares of Common Stock, representing less than 1% of the outstanding shares of the Common Stock. Mr. Pasahow has sole dispositive power over these shares of Common Stock. Mr. Pasahow does not have any voting power over these shares of Common Stock pursuant to the Voting Agreement, which grants an irrevocable proxy to Sponsor.

Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:

The transactions described in Item 3 of this Amendment No. 5 are incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

On October 30, 2008, the Company entered into a Second Amendment (the “Amendment”) to the Promissory Note, dated March 7, 2007, by the Company in favor of Herakles.  The Amendment extends the maturity date of the Promissory Note to October 31, 2009 or the earlier date, if any, on which the Company receives funding of a financing for a minimum of $2.0 million.  This description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Amendment, which is attached as Exhibit 4 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

On April 8, 2009, the Company issued an unsecured promissory note (the “Note”) in the amount of $850,000 to Herakles.  The Note bears interest at a rate of 15% per annum compounding quarterly and matures on April 8, 2010 or the earlier date, if any, on which the Company issues new debentures or equity securities to Herakles.  This description of the Note does not purport to be complete and is qualified in its entirety by reference to the text of the Note, which is attached as Exhibit 5 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

On July 2, 2009, Opus entered into the Limited Waiver to Construction Loan Agreement with TieTek LLC, the Company and TieTek Technologies, Inc.  The Limited Waiver permits TieTek LLC, a wholly owned subsidiary of the Company, to temporarily defer until July 31, 2009 its obligation to pay interest to Opus under the Construction Loan Agreement.  If TieTek LLC does not make this interest payment by the close of business on July 31, 2009, an interest payment default would exist under the Construction Loan Agreement.  This description of the Limited Waiver does not purport to be complete and is qualified in its entirety by reference to the text of the Limited Waiver, which is attached as Exhibit 7 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

1.             Power of Attorney (previously filed as Exhibit 1 to the Schedule 13D filed on July 22, 2005).

2.                                       Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on July 22, 2005).

3.                                       Joinder to Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D/A filed on August 9, 2005).

4.                                       Second Amendment to Promissory Note, dated October 30, 2008.

5.                                       Promissory Note issued to Herakles, dated April 8, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 16, 2009).

7.                                       Limited Waiver, dated July 2, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2009

SPONSOR INVESTMENTS, LLC
By: Herakles Investments, Inc., Managing Member

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO

HERAKLES INVESTMENTS, INC.

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO

ASTRAEA INVESTMENT MANAGEMENT, L.P.
By:	Astraea Investment and Management Services Company, General Partner

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Astraea Investment and Management Services Company

OTTER, INC.

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Otter, Inc.

SAMMONS VPC, INC.

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Sammons VPC, Inc.

SAMMONS DISTRIBUTION HOLDINGS, INC.

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Sammons Distribution Holdings, Inc.

CONSOLIDATED INVESTMENT SERVICES, INC.

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Consolidated Investment Services, Inc.

SAMMONS ENTERPRISES, INC.

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO and Chairman

CHARLES A. SAMMONS 1987 CHARITABLE REMAINDER TRUST NUMBER TWO

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	Co-Trustee

ASTRAEA INVESTMENT AND MANAGEMENT SERVICES COMPANY

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Astraea Investment and Management Services Company

BRUCE LEADBETTER

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Bruce Leadbetter

PAUL POTTINGER

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Paul Pottinger

CHRISTOPHER BANCROFT

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Christopher Bancroft

MICHAEL JORDAN

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Michael Jordan

JOHN M. PIGOTT

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for John M. Pigott

GOH YONG SIANG

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Goh Yong Siang

PATRICK LONG

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Pat Long

DAVID KELLOGG

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for David Kellogg

CHARLES JARVIE

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for Charles Jarvie

DAVID PASAHOW

By:	/s/ Robert W. Korba
Name:	Robert W. Korba
Title:	CEO of Herakles Investments, Inc.,
Attorney-In-Fact for David Pasahow

EXHIBIT INDEX

1.             Power of Attorney (previously filed as Exhibit 1 to the Schedule 13D filed on July 22, 2005).

2.                                       Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on July 22, 2005).

3.                                       Joinder to Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D/A filed on August 9, 2005).

4.                                       Second Amendment to Promissory Note, dated October 30, 2008.

5.                                       Promissory Note issued to Herakles, dated April 8, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 16, 2009).

7.                                       Limited Waiver, dated July 2, 2009, by and among the Company, TieTek LLC, TieTek Technologies, Inc., and Opus 5949 LLC.